United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:                             The Pep Boys - Manny, Moe & Jack

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 18, 2013

File No. 1-03381

Dear Ms. Thompson:

Set forth below are the Company’s responses to your letter dated February 20, 2014 regarding the above referenced filings. For your convenience, we have included your comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Overview, page 19

1.              We note as part of your response to comment 1 in our letter dated January 28, 2014 that you consider “grand re-openings essentially a marketing event” that do not impact your calculation of comparable store sales. Please tell us more about what you mean by “essentially a marketing event.” Also, please tell us whether a store is closed to the public, and if so for how long, just prior to a grand re-opening. If a store is closed just prior to a grand re-opening, please also elaborate on why you do not reset the operational calendar for the purposes of calculating your comparable store sales.

Response:

A grand re-opening is one of a variety of marketing events that we utilize to drive traffic of both new and existing customers to a store.  A grand re-opening is generally employed following physical changes having been made to the store’s interior and/or exterior. The store is open to the public and conducting its normal business while these physical changes are being made and therefore would not necessitate the resetting of the store’s operational calendar for the purpose of calculating our comparable store sales.  Other examples of store-based marketing events that we utilize are holiday/seasonal sales promotions, radio station remote telecasts and car club events.  All of these events, including a grand re-opening, are designed to enhance a store’s existing operations, rather than to temporarily stop and reset them.

Results of Operations, page 20

2.              We note your response to comment 2 in our letter dated January 28, 2014. Please elaborate on why you believe quantifying the metric of “lower customer counts” and “average transaction amount per customer” is not as material as the narrative reasons you provide in your filing. Please also tell us if management utilizes the quantified metrics as part of their evaluation of the company’s financial condition, changes in financial condition and results of operations.

Response:

We did not believe that quantifying the changes in customer counts and the average transaction amount were as material to a reader as the narrative which explained the reasons for the movement in these metrics within our retail and service businesses. Such metrics are used in analyzing the Company’s results of operations.

Accordingly, in the interest of transparency, in future filings we will quantify relevant metrics that provide additional material insight into our results of operations and financial condition.

******

In addition, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Form 10-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ David R. Stern
David R. Stern
EVP — Chief Financial Officer